PLAN OF CONVERSION
This PLAN OF CONVERSION (“Plan of Conversion”) sets forth certain terms of the conversion of Ellington Financial LLC, a Delaware limited liability company (the “LLC”), to a Delaware corporation to be named “Ellington Financial Inc.” (the “Corporation”), pursuant to the provisions of the Delaware Limited Liability Company Act (the “LLC Act”) and the General Corporation Law of the State of Delaware (the “DGCL”).
W I T N E S S E T H
WHEREAS, the LLC was formed as a limited liability company in accordance with the LLC Act and is currently governed by the Second Amended and Restated Operating Agreement of the LLC, dated as of July 1, 2009, as amended (the “LLC Agreement”);
WHEREAS, upon the terms and subject to the conditions of this Plan of Conversion and in accordance with the LLC Act and the DGCL, the LLC will be converted to a Delaware corporation pursuant to and in accordance with Section 18-216 of the LLC Act and Section 265 of the DGCL (the “Conversion”);
WHEREAS, capitalized terms used and not otherwise defined in this Plan of Conversion shall have the meanings given to them in the LLC Agreement.
NOW, THEREFORE, upon the terms and subject to the conditions of this Plan of Conversion and in accordance with the LLC Act and the DGCL, upon the filing and effectiveness of the Certificate of Conversion and the Certificate of Incorporation (each as defined below), the LLC shall be converted into the Corporation.
ARTICLE I
THE CONVERSION

SECTION 1.01    The Conversion. At the Effective Time (as defined below), the LLC shall be converted to the Corporation and, for all purposes of the laws of the State of Delaware and otherwise, the Conversion shall be deemed a continuation of the existence of the LLC in the form of a Delaware corporation. The Conversion shall not require the LLC to wind up its affairs under Section 18-803 of the LLC Act or to pay its liabilities and distribute its assets under Section  8-804 of the LLC Act, and the Conversion shall not constitute a dissolution of the LLC. At the Effective Time, for all purposes of the laws of the State of Delaware and otherwise, all of the rights, privileges and powers of the LLC, and all property, real, personal and mixed, and all debts due to the LLC, as well as all other things and causes of action belonging to the LLC, shall remain vested in the Corporation and shall be the property of the Corporation, and the title to any real property vested by deed or otherwise in the LLC shall not revert or be in any way impaired by reason of any provision of the LLC Act, the DGCL or otherwise; but all rights of creditors and all liens upon any property of the LLC shall be preserved unimpaired, and all debts, liabilities and duties of the LLC shall remain attached to the Corporation, and may be enforced against it to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by it in its capacity as a corporation. The rights, privileges, powers and interests in property of the LLC, as well as the debts, liabilities and duties of the LLC, shall not be deemed, as a consequence of the Conversion, to have been transferred to the Corporation for any purpose of the laws of the State of Delaware or otherwise.

SECTION 1.02    Effective Time. On March 1, 2019, the Chief Executive Officer shall file the Certificate of Conversion in the form attached hereto as Exhibit A (the “Certificate of Conversion”) and the Certificate of Incorporation of the Corporation in the form attached hereto as Exhibit B (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware pursuant to Section 265 of the DGCL. The Conversion shall become effective at 11:59 p.m. (Eastern Time) on March 1, 2019 (such time of effectiveness, the “Effective Time”).

SECTION 1.03    Certificate of Incorporation and Bylaws of the Corporation. At and after the Effective Time, the Certificate of Incorporation and Bylaws of the Corporation (the “Bylaws”) shall be in the forms attached hereto as Exhibit B and Exhibit C, respectively, until amended in accordance with their terms and the DGCL.

SECTION 1.04    Directors and Officers.

(a)At the Effective Time, the initial directors of the Corporation shall be Lisa Mumford, Laurence Penn, Thomas F. Robards, Ronald I. Simon, Ph.D. and Edward Resendez, each of whom shall be named to the initial board of directors of the Corporation. Mr. Robards shall be the Chairman of the board of directors of the Corporation. Each director, including each director appointed to fill a vacancy or newly created directorship, shall hold office until the next annual meeting of stockholders for the election of directors or action by written consent of stockholders in lieu of an annual meeting for the purpose of electing directors and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, retirement, disqualification or removal.

(b)At the Effective Time, unless the board of directors of the Corporation provides otherwise, each of the following individuals shall be appointed to the office(s) set forth opposite his or her name:

Name	Office
Laurence Penn	Chief Executive Officer, President & Director
Michael W. Vranos	Co-Chief Investment Officer
Mark Tecotzky	Co-Chief Investment Officer
JR Herlihy	Chief Financial Officer
Christopher Smernoff	Chief Accounting Officer
Vincent Ambrico	Controller
Daniel Margolis	General Counsel
Jason Frank	Secretary and Corporate Counsel

Each officer so elected shall hold such office until such officer’s successor is elected and qualified, or until such officer’s earlier death, resignation, retirement, disqualification or removal.
ARTICLE II
CONVERSION OF MEMBERSHIP INTERESTS; REGISTRATION OF SHARES; GLOBAL STOCK CERTIFICATES

SECTION 2.01    Conversion and Cancellation of Membership Interests. At the Effective Time, each Common Share outstanding immediately prior to the Effective Time shall be converted into one issued and outstanding, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Corporation (“Common Stock”) without any action required on the part of the LLC, the Corporation or the former holder of such Common Share. At the Effective Time, each LTIP Unit outstanding immediately prior to the Effective Time shall be cancelled, retired and will cease to exist and each holder of an LTIP Unit will cease to have any rights with respect thereto, without any action required on the part of the LLC, the Corporation or the former holder of such LTIP Unit.

SECTION 2.02    Registration in Book-Entry. Shares of Common Stock shall not be represented by certificates but shall instead be uncertificated shares, unless the board of directors of the Corporation shall provide by resolution or resolutions otherwise. Promptly after the Effective Time, the Corporation shall register, or cause to be registered, in book-entry form the shares of Common Stock into which the outstanding membership interests represented by Common Shares shall have been converted as a result of the Conversion.

SECTION 2.03    No Further Rights in Units. The shares of Common Stock into which the outstanding membership interests represented by Common Shares shall have been converted as a result of the Conversion in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such membership interests.

SECTION 2.04    Tax Treatment. For U.S. federal income tax purposes, the Conversion shall be treated as a reorganization that is a “mere change in identify, form, or place of organization of one corporation” within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code.

EXHIBIT A
Certificate of Conversion

EXHIBIT B
Certificate of Incorporation

EXHIBIT C
Bylaws